Filed pursuant to General Instruction II.K of Form F-9
File No. 333-126770

$150,000,000 METHANEX CORPORATION 6.00% Senior Notes due 2015

      We will pay interest on the Notes on February 15 and August 15 of each year, commencing on February 15, 2006. The Notes will mature on August 15, 2015. We may redeem the Notes at any time, in whole or in part, at 100% of their principal amount plus a make-whole premium described in this prospectus. We also have the right to redeem all of the Notes at 100% of their principal amount plus accrued and unpaid interest to the date of redemption in the event of certain changes affecting Canadian withholding taxes.

      We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
      Owning the Notes may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Tax Considerations”.
      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, a majority of our officers and directors and some of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located outside of the United States.
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus.

       Investing in the Notes involves risks. See “Risk Factors” beginning on page 10.

	Per Note	Total

Initial public offering price	99.796%	$149,694,000
Underwriting commission	0.650%	$975,000
Proceeds, before expenses, to Methanex	99.146%	$148,719,000
      The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from August 3, 2005 and must be paid by the purchasers if the Notes are delivered after August 3, 2005.

      Affiliates of the underwriters are lenders to us under a revolving credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of such underwriters under applicable Canadian securities legislation. See “Use of Proceeds” and “Underwriting”.
      We expect that delivery of the Notes will be made to investors in book-entry form through The Depository Trust Company in New York, New York on or about August 3, 2005.

Joint Book-Running Managers

ABN AMRO INCORPORATED	BNP PARIBAS

CIBC WORLD MARKETS	RBC CAPITAL MARKETS
Prospectus dated July 28, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including but not limited to the following, which are discussed in greater detail under the heading “Risk Factors”:

•	cyclicality of the industry in which we operate and the volatility of the price of methanol;
•	uncertainty of demand for methanol and its derivatives such as methyl tertiary butyl ether, or MTBE, and formaldehyde;
•	availability and price of natural gas;
•	methanol production and marketing risks, including operational disruption;
•	successful identification, development and completion of capital expenditure projects;
•	risks inherent with investments and operations in foreign jurisdictions;
•	foreign exchange risks;
•	actions of competitors; and
•	changes in laws or regulations.
      Should one or more of these or other risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.
PRO FORMA INTEREST COVERAGE
      The interest coverage set forth below has been prepared and included in this prospectus in accordance with the disclosure requirements of applicable Canadian securities laws and has been calculated on a pro forma basis after giving effect to the issuance of the Notes and the repayment of our 7.75% Notes due August 15, 2005 from the proceeds of this offering.
      The annual interest requirements on our long term debt (using applicable interest and exchange rates) for the twelve months ended December 31, 2004, and for the twelve months ended June 30, 2005, were $43.4 million and $43.7 million, respectively. Our earnings before deduction of interest on long term debt and income taxes for the twelve months ended December 31, 2004, and for the twelve months ended June 30, 2005, amounted to $362.3 million and $421.8 million, respectively. For the twelve months ended December 31, 2004 and June 30, 2005, these amounts were 8.34 times and 9.66 times annual interest requirements, respectively.
      Our EBITDA for the twelve months ended December 31, 2004, and for the twelve months ended June 30, 2005, amounted to $434 million and $501 million, respectively. For the twelve months ended December 31, 2004 and June 30, 2005, these amounts were 10.00 and 11.47 times the annual interest requirements, respectively. EBITDA is a supplemental non-GAAP measure and differs from the most comparable GAAP measure. See note 2 under “Summary Historical Consolidated Financial and Operating Data”.
CREDIT RATINGS
      The Notes have been assigned a rating of BBB- by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., a rating of Ba1 by Moody’s Investors Service, Inc. and a rating of BBB by Fitch, Inc. S&P rates debt instruments by rating categories from a high of AAA to a low of D, with a “+” or “–” indicating relative strength within each rating category. Moody’s rates debt instruments by rating categories from a high of Aaa to a low of D, with a “1”, “2” or “3” indicating relative strength within each rating category. Fitch rates debt instruments by rating categories from a high of AAA to a low of D, with a “+” or “–” indicating relative strength within each rating category. Prospective purchasers of Notes should consult with the rating agencies with respect to the interpretation of the foregoing ratings and the implication of those ratings. The credit ratings accorded to the Notes are not recommendations to buy, sell or hold the Notes and may be subject to revision or withdrawal by S&P, Moody’s or Fitch at any time.
      Any decisions by these or other rating agencies to downgrade the credit ratings accorded to the Notes in the future could result in increased interest and other financial expenses relating to future borrowings by us and could restrict our ability to obtain additional financing on satisfactory terms.

i

SUMMARY
      The following section summarizes more detailed information presented later in this prospectus or incorporated by reference herein. You should read the entire prospectus, including, in particular, the “Risk Factors” beginning on page 10, as well as the documents incorporated by reference into this prospectus, including our consolidated financial statements and the related notes. In this prospectus, except where otherwise indicated, all amounts are expressed in United States dollars, references to “$” are to United States dollars and references to “Cdn$” are to Canadian dollars. EBITDA is a supplemental non-GAAP measure and differs from the most comparable GAAP measure (see note 2 under “Summary Historical Consolidated Financial and Operating Data”). In this prospectus, except where otherwise indicated or the context otherwise requires, references to “we”, “us”, “our” and similar terms, as well as references to “Methanex” and the “Company”, refer to Methanex Corporation and its subsidiaries.
Our Company
Overview
      We are the world’s largest producer and marketer of methanol, a liquid chemical produced primarily from natural gas and used mostly as a chemical feedstock in the manufacture of other products. In 2004, our sales volume of 7.4 million tonnes represented 22% of worldwide methanol demand. Our core methanol production facilities are located in Chile and Trinidad and are underpinned with low cost, long-term natural gas contracts. We believe that our access to low cost natural gas combined with our extensive global marketing and distribution system provide us with a competitive advantage in our industry. We believe that this competitive advantage has enabled us to establish long-term relationships with global customers that provide us with greater stability and security of demand for our methanol, as well as marketing and transportation synergies.
      For the year ended December 31, 2004, our average realized methanol price was $237 per tonne and we generated $236 million of net income and $434 million of EBITDA on revenues of $1.7 billion. For the six months ended June 30, 2005, our average realized methanol price was $259 per tonne and we generated net income of $139 million and $254 million of EBITDA on revenues of $849 million.
Facilities
      Over the past several years, we have shifted production from higher cost plants to new, low cost plants. With the completion of our Atlas plant, a joint venture with BP, in 2004 and our Chile IV plant in 2005 (which is currently in the start up phase of production), our low cost hubs in Trinidad and Chile represent over 85% of our total production capacity. In addition, we currently operate two methanol production facilities in New Zealand and Canada. We also source additional methanol produced by others throughout the world in order to meet customer needs and support our marketing efforts.

      The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

			Production

	Commenced	Operating				H1	H1
	Production	Capacity	2002	2003	2004	2004	2005

		(thousands of
		tonnes/year)	(thousands of tonnes)
Chile —
Chile I	1988	925	895	775	809	415	415
Chile II	1996	1,010	997	983	931	460	485
Chile III	1999	1,065	1,040	946	952	487	513
Chile IV(1)	June 2005	840	—	—	—	—	16

		3,840	2,932	2,704	2,692	1,362	1,429
Trinidad —
Titan(2)	2000	850	—	577	740	410	337
Atlas (63.1% interest)	July 2004	1,073	—	—	421	—	487

		1,923	—	577	1,161	410	824
New Zealand —
Motunui(3)	1985	—	1,814	819	590	268	—
Waitara Valley	1983	530	467	149	498	250	223

		530	2,281	968	1,088	518	223
Canada —
Kitimat(4)	1982	500	478	449	486	243	239

Total		6,793	5,691	4,698	5,427	2,533	2,715

(1)	We recently completed construction of our Chile IV plant and it is currently in the start up phase of production.

(2)	We acquired 100% of the Titan plant effective May 1, 2003 and the table indicates 2003 production from that date. Titan’s total annual production in 2003 was 870,186 tonnes.

(3)	Our Motunui facility was shut down in 2004. Prior to shutdown, this facility had an annual operating capacity of 1.9 million tonnes.

(4)	We are currently exploring alternatives for our Kitimat facility which could result in its shutdown.
Marketing and distribution
      We sell methanol through our extensive global marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Auckland, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile). Currently, about 90% of our sales are covered by long-term or rolling one-year sales contracts. In order to reduce the impact of cyclical pricing on our earnings, we have positioned ourselves with certain global customers under long-term contracts where prices are fixed or linked to our costs plus a margin. These contracts are a component of our prudent approach to liquidity. Our customers include many major global chemical companies.
      Methanol is transported from our plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of vessels to ship our methanol and have entered into short-term and long-term time charters covering vessels with a range of capacities. We supplement this through contracts of affreightment and spot arrangements. Our shipping arrangements, together with the storage and terminal facilities that we own or lease in North America, Europe and Asia, provide us with flexibility in the management of our distribution networks and enable us to service our customers with greater reliability.

Natural gas supply
      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Natural gas for our Chile and Trinidad facilities is supplied under long-term, low cost contracts. The contracts for Chile I, II, III and IV are with suppliers in Argentina and Chile and terminate between 2025 and 2029. In Trinidad, the contract for Titan expires in 2014 and the Atlas contract expires in 2024. Pricing of natural gas under these contracts varies with methanol prices which we believe enables these facilities to be competitive throughout the methanol price cycle. During the Southern Hemisphere winter months of May through August in 2004 and 2005, we experienced and continue to experience curtailments of supply of natural gas to our Chile facilities which have caused us to reduce our production at these facilities. To mitigate the impact of current curtailments, we have rescheduled regular maintenance turnarounds for the Chile II and III plants, initially planned for later in 2005, to take place during July and August 2005. In addition, we have had discussions with Argentine and Chilean governmental authorities and natural gas suppliers to explore alternatives to address the current and any future potential curtailments. However, we cannot assure you that our discussions will lead to successful actions to address this situation. See “Risk Factors — Risks Related to our Business and Our Industry — We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas”.
      We currently source natural gas for our New Zealand and Canadian facilities on a short-term contract basis.
The Methanol Industry
      Methanol is primarily used as a chemical feedstock in the manufacture of other products. Approximately 80% of all methanol is used in the production of formaldehyde, acetic acid and a wide variety of other chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of methyl tertiary butyl ether, or MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Over the last several years, demand for MTBE has been significantly affected by a ban on the use of MTBE in several states in the United States as well as other regulatory developments. Future regulatory actions in the United States or elsewhere could lead to a further decrease in the global demand for MTBE.
      Methanol is a typical commodity chemical and the methanol industry is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. Industry restructuring has played a role in balancing supply and demand in the methanol industry and has contributed to a prolonged period of above-average methanol pricing since 2000.
Our Competitive Strengths
Low cost producer
      We believe that a low cost structure is critical to maintaining our strong competitive position. We believe our access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost producer of methanol.
Global presence and scale
      We are the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. We believe our global presence has enabled us to secure contracts with global customers. We believe this presence also enhances our knowledge of the dynamics of the worldwide methanol industry, in turn enabling us to respond quickly to changing market trends and to better develop our long-term strategies.
Operational expertise
      The high reliability rate of our plants is an essential factor in keeping our costs low and generating revenue and we believe it enhances our position as a secure, global provider of methanol.
Our Strategy
Continue to position ourselves as a low cost producer
      We continue to take steps to strengthen our position as a low cost global producer. Over the last several years, we have shifted a large portion of our production from higher cost plants to new, low cost plants. Our 1.7 million tonne Atlas methanol plant and our 850,000 tonne Titan plant provide us with a low cost production hub in Trinidad. With our recently completed Chile IV plant, our low cost production hub in Chile has an annual production capacity of 3.8 million tonnes and, together with our hub in Trinidad, represents over 85% of our total production capacity. In addition, we have taken significant steps to reduce our methanol distribution costs and are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol to our customers.
Maintain our world leadership in methanol marketing, logistics and sales
      We sell methanol through an extensive global marketing and distribution system, which has enabled us to become the world’s largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. Our leadership has enabled us to participate in industry restructuring initiatives. We have also established industry-reported Methanex reference prices in each major methanol market. We continue to pursue opportunities which allow us to maintain our leadership.
Focus on operational excellence
      We believe that methanol consumers view reliability and quality of supply as critical to the success of their businesses. By maintaining and improving our plant operating reliability and global supply chain, we believe we have differentiated ourselves from our competitors in the industry.
Maintain financial discipline
      We believe it is important to maintain financial flexibility throughout the methanol price cycle and we have adopted a prudent approach to financial management. We have established a disciplined approach to capital spending by setting minimum target return criteria for methanol capacity additions and other investments.

The Offering
      As used in this summary of the offering, references to “we”, “us”, “our” and similar terms, as well as references to “Methanex”, refer only to Methanex Corporation and its successors and not to any of its subsidiaries.

Issuer	Methanex Corporation.

Notes offered	$150,000,000 principal amount of 6.00% Senior Notes.

Maturity	August 15, 2015.

Issue price	99.796% plus accrued interest, if any, from August 3, 2005.

Interest	Annual rate: 6.00%.

Interest payment dates	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2006.

Ranking	The Notes will be general unsecured obligations of Methanex and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness, including our 7.75% Notes due August 15, 2005 and our 8.75% Notes due August 15, 2012. The Notes, however, will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries. As of June 30, 2005, we had no secured debt outstanding and our subsidiaries had approximately $331 million of liabilities (which amount includes approximately $144 million of trade payables).

Optional redemption	We will have the option to redeem the Notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined in the indenture under which we will issue the Notes, which we refer to in this prospectus as the Indenture) plus 35 basis points, together in each case with accrued interest to the date of redemption. See “Description of the Notes — Optional Redemption.”

Additional amounts	All payments with respect to the Notes made by us will be made without withholding or deduction for Canadian taxes unless required by law or by the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such Additional Amounts (as defined in the Indenture) as may be necessary, so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Notes — Additional Amounts for Canadian Withholding Taxes”.

Redemption in the event of changes in Canadian withholding taxes	If we become obligated to pay Additional Amounts as a result of certain changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the Notes at 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.

Mandatory offer to purchase	Upon the occurrence of a Change of Control Triggering Event, which occurs only if a Change of Control and a Rating Decline (as such terms are defined in the Indenture) both occur, and provided that the Notes have not had, at any time, an Investment Grade Rating (as defined in the Indenture), we are required to offer to purchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest to the date of purchase. See “Description of the Notes — Certain Covenants — Change of Control”.

Basic covenants of the indenture	The Indenture will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

• incur liens;

• enter into sale/leaseback transactions;

• in the case of certain of our subsidiaries, incur indebtedness without guaranteeing the Notes;

• enter into or conduct transactions with unrestricted subsidiaries; and

• amalgamate or consolidate with, or merge with or into, or transfer all or substantially all of our assets or those of certain of our subsidiaries to any person.

These covenants are subject to important qualifications and limitations. For more details, see the section “Description of the Notes — Certain Covenants”.

Use of proceeds	The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $148 million. We intend to use the estimated net proceeds, together with cash on hand, to repay in full our 7.75% Notes due August 15, 2005 upon the maturity of such notes. Pending such application, such net proceeds will be invested in short-term money market instruments.

Risk Factors
      You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under “Risk Factors” for a discussion of certain risks involved with an investment in the Notes.
Financial Statement Presentation
      Our consolidated financial statements are reported in United States dollars but have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in the supplemental information to our annual consolidated financial statements incorporated by reference in this prospectus. As a foreign private issuer under U.S. securities laws, we are not required to prepare a quarterly reconciliation with U.S. GAAP and therefore U.S. GAAP figures have not been presented for the six month periods ended June 30, 2004 and 2005. Financial information for fiscal years prior to 2004 has been restated to reflect the retroactive adoption of new accounting standards and presentation. See note 1 to our annual consolidated financial statements incorporated by reference in this prospectus.

Summary Historical Consolidated Financial and Operating Data
      You should read the summary historical consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis incorporated by reference in this prospectus. The statement of income data and the balance sheet data as at and for the three years ended December 31, 2004, have been derived from our annual consolidated financial statements, which for the two years ended December 31, 2004, are incorporated by reference in this prospectus. The statement of income data as at and for the six months ended June 30, 2004 and 2005 have been derived from our unaudited interim consolidated financial statements which, except for the balance sheet as at June 30, 2004, are incorporated by reference in this prospectus. The financial information as at and for the six months ended June 30, 2004 and 2005 includes, in the opinion of our management, all adjustments which are necessary for the fair presentation of this unaudited financial information. The interim results may not be indicative of the results for a full year.

	Fiscal year ended			Six months
	December 31,			ended June 30,

	2002	2003	2004	2004	2005

	(in millions, except volume and price data)
Statement of income data:
Canadian GAAP
Revenue	$1,042	$1,420	$1,719	$805	$849
Cost of sales and operating expenses	776	1,034	1,284	617	595
Depreciation and amortization	111	96	79	37	41

Operating income before undernoted items	155	290	356	151	213
Interest expense(1)	(29)	(39)	(31)	(13)	(20)
Interest and other income	10	14	7	4	2
Other expense(2)	(88)	(179)	—	—	—

Income before income taxes	48	86	332	142	195
Income tax expense	(25)	(85)	(96)	(43)	(56)

Net income	$23	$1	$236	$99	$139

U.S. GAAP
Net income (loss)	$21	$(32)	$230	N/A	N/A

Balance sheet data (end of period):
Canadian GAAP
Cash and cash equivalents	$421	$288	$210	$202	$266
Total assets	1,820	2,082	2,125	2,005	2,157
Total long-term debt	547	778	609	609	605
Shareholders’ equity	908	786	949	885	1,010
U.S. GAAP
Total assets	$1,912	$2,159	$2,170	N/A	N/A
Shareholders’ equity	971	839	975	N/A	N/A

Other financial data:
Canadian GAAP
Cash flows from operating activities	$190	$361	$336	$158	$209
EBITDA(3)	266	386	434	188	254
Capital expenditures:
Capital maintenance, catalyst, turnarounds and other	$18	$36	$23	$7	$31
Plant and equipment under construction or development(4)	142	207	134	87	32

Total capital expenditures	$160	$243	$157	$94	$63
U.S. GAAP
EBITDA(3)	$286	$392	$429	N/A	N/A
(footnotes on next page)

	Fiscal year ended			Six months
	December 31,			ended June 30,

	2002	2003	2004	2004	2005

	(in millions, except volume and price data)
Other selected operating data:
Methanol production volume (thousands of tonnes):	5,691	4,698	5,427	2,533	2,715
Methanol sales volume (thousands of tonnes):
Produced product	5,686	4,933	5,298	2,460	2,707
Purchased product	809	1,392	1,960	1,135	565
Commission sales	725	254	169	—	303

Total methanol sales volume	7,220	6,579	7,427	3,595	3,575

Methanex average realized methanol price (dollars per tonne)(5)	$160	$224	$237	$224	$259

(1)	Interest expense breaks down as follows:

				Six months
	Fiscal year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(in millions)
Interest expense before capitalized interest	$38	$59	$55	$27	$27
Less capitalized interest	(9)	(20)	(24)	(14)	(7)

	$29	$39	$31	$13	$20

(2)	Other expense for 2002 consists of a $115 million asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility and a $27 million reduction in the accrual for site restoration for the New Zealand facilities. Other expense for 2003 consists of a $129 million non-cash impairment charge related to the carrying value of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta, $10 million in costs primarily for employee termination benefits to reduce the workforce at the New Zealand operations and for costs to re-mothball the Medicine Hat facility, and $40 million for a write-off of plant and equipment under development related to our decision not to proceed with the development of a methanol plant located in Western Australia.

(3)	EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest expense, interest and other income, income taxes, asset restructuring charges and other unusual items. Our method of computing EBITDA may not be comparable to similarly titled measures reported by other companies. The following table shows a reconciliation of EBITDA to cash flows from operating activities:

				Six months
	Fiscal year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(in millions)
Cash flows from operating activities	$190	$361	$336	$158	$209
Add (deduct):
Changes in non-cash working capital and the utilization of pre-paid natural gas	55	(31)	39	5	6
Other non-cash operating expenses	(14)	(19)	(13)	(4)	(9)
Asset restructuring charges — cash settlements	—	10	—	—	—
Interest expense	29	39	31	13	19
Interest and other income	(10)	(14)	(7)	(4)	(1)
Income taxes — current	16	40	48	20	30

EBITDA — Canadian GAAP	$266	$386	$434	$188	$254
U.S. GAAP adjustments	20	6	(5)	N/A	N/A

EBITDA — U.S. GAAP	$286	$392	$429	N/A	N/A

(4)	Plant and equipment under construction or development represents capital expenditures on the following projects:

				Six months
	Fiscal year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(in millions)
Atlas (63.1% interest) (Trinidad) — construction	$99	$74	$54	$40	$—
Chile IV (Chile) — construction	23	116	80	47	32
Asia Pacific (Australia) — development (abandoned)	20	17	—	—	—

Plant and equipment under construction or development	$142	$207	$134	$87	$32

(5)	The Methanex average realized methanol price is calculated as revenue, net of commissions earned, divided by total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were deducted from revenue when calculating average realized methanol price. The presentation of average realized methanol price for prior periods has been restated. See “— Financial Statement Presentation”.

RISK FACTORS
      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing the Notes offered by this prospectus. Any of the following risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial condition or results of operations. As used in the risk factors described under “— Risks Related to the Notes and Our Structure”, “we”, “us”, “our” and similar terms refer only to Methanex Corporation and its successors and not to any of its subsidiaries.
Risks Related to Our Business and Our Industry
The methanol industry is subject to commodity price volatility.
      The methanol business is a highly competitive commodity industry, and prices are affected by supply/demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by significant volatility. New methanol plants have recently commenced commercial production and more are expected to be built in the future. This will increase overall production capacity. Additional methanol supply can also become available in the future by restarting or relocating idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher cost plants have shutdown or been idled when methanol prices are low but there can be no assurance that this trend will occur in the future. Demand for methanol is in large part dependent upon levels of industrial production and changes in general economic conditions. Changes in environmental, health and safety requirements could also lead to a decrease in methanol demand.
      We are not able to predict future methanol supply/demand balances, market conditions or prices, all of which are affected by numerous factors beyond our control. As a result, we cannot provide assurance that demand for methanol will increase sufficiently to absorb additional production capacity, or increase at all, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.
Future demand for methanol in the production of certain derivatives is uncertain.
      MTBE. Methanol for the production of MTBE represented in 2004 approximately 20% of global methanol demand. In the United States, methanol for the production of MTBE represented in 2004 6% of global methanol demand. Gasoline containing MTBE has leaked into groundwater in the United States, principally from underground gasoline storage tanks, and has been discharged directly into drinking water reservoirs from recreational watercraft. The presence of MTBE in some water supplies has led several states in the United States, including California, New York and Connecticut, to ban the use of MTBE as a gasoline component. At the U.S. federal government level, a legislative proposal which may have the effect of curtailing MTBE use has been approved by a House-Senate conference committee; however, the legislation is still subject to final approval of the U.S. Congress and the President of the United States. We believe that legislative actions could reduce, or possibly eliminate, the demand for methanol for MTBE in the United States, which could have an adverse effect on our results of operations and financial condition.
      In 2002, the European Union issued a final risk assessment report on MTBE that did not recommend a ban of MTBE. However, it recommended several risk reduction measures relating to storage and handling of MTBE-containing fuel. In addition, governmental efforts in some European Union countries to promote bio-fuels and alternative fuels through legislation and tax policy is putting competitive pressures on the use of MTBE in gasoline. In 2004, several European MTBE production facilities commenced producing ethyl tertiary butyl ether, or ETBE, to take advantage of these tax incentives.

      We cannot assure you that legislation banning or restricting the use of MTBE, or promoting alternatives to MTBE, will not be passed or that negative public perception of MTBE outside of the United States may not develop, either of which would lead to a further decrease in the global demand for MTBE.
      Formaldehyde. Approximately 38% of global methanol demand is used in the production of formaldehyde. In 2004, the International Agency for Research on Cancer upgraded formaldehyde to a Group 1 “known” human carcinogen. It was previously classified as a Group 2 “probable” human carcinogen. In 2004, the U.S. Environmental Protection Agency, or EPA, also began the process of preparing an internal study on the reclassification of formaldehyde. The EPA is awaiting findings from an updated National Cancer Institute, or NCI, study before finalizing its review of formaldehyde. We are unable to determine at this time what the outcome of the NCI study will be or whether the EPA will reclassify formaldehyde. Any reclassification of formaldehyde could reduce future methanol demand which could have an adverse effect on our results of operations and financial condition.
We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas.
      Natural gas is the principal feedstock for methanol production, and accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our operations depend in large part on the availability and security of supply and the price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms or if we experience significant interruptions in the supply of contracted natural gas, we could be forced to reduce production or close plants which could have an adverse effect on our results of operations and financial condition.
      Our four Chile plants have an annual production capacity of 3.8 million tonnes and account for approximately 60% of our annual production capacity. Natural gas for our Chile facilities is supplied under long-term take-or-pay contracts which terminate between 2025 and 2029. Approximately 62% of the natural gas for our Chile facilities is currently sourced from suppliers in Argentina (which is currently expected to increase to approximately 79% in 2009). Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a devaluation of the Argentine peso against the U.S. dollar. As a result, domestic demand for natural gas has increased and, at the same time, low prices have discouraged new supply and investments in infrastructure. This has resulted in curtailments of contracted natural gas supply from Argentina to Chile. In 2004, these curtailments resulted in the loss of approximately 50,000 tonnes of methanol production at our Chile facilities, all of which occurred during the peak season for domestic gas demand in Argentina during the Southern Hemisphere winter months of May through August. In May 2005, we lost a small amount of methanol production over a two-day period due to gas curtailments. However, in mid-June, curtailments recommenced and were more significant than those experienced in 2004. These curtailments have ranged widely in June and July, from days when we received all of the nominated gas we requested for our Chile plants to other days when more than half of our nominated gas was curtailed, including gas to supply the Chile IV plant which is currently in the start up phase. To date in 2005, we have experienced a total reduction of approximately 80,000 tonnes of methanol production, compared to what we would otherwise have produced which takes into account planned gradual production increases associated with the start up of Chile IV and excludes foregone production associated with a regular maintenance turnaround for Chile II. We are not able to predict what the total production loss will be in 2005 as a result of gas curtailments, and we cannot assure you that production losses in 2005 will not persist beyond the Southern Hemisphere winter months. We believe that recent curtailments have been influenced by actions of the Argentine government, including the reallocation of gas entitlements, as well as by cold weather conditions, greater domestic demand in Argentina, the timing of increases in gas production and related infrastructure and other dynamics related to the energy crisis in Argentina. These and other factors that could affect gas supply are difficult to predict and are beyond our control. We cannot assure you that natural gas supply to our Chile facilities will not be significantly impacted in the future. If natural gas supply to our Chile facilities is impacted, our methanol production could be reduced which would have an adverse effect on our results of operations and financial condition.
      In Trinidad, we own the 850,000 tonne per year Titan plant and 63.1% of the 1.7 million tonne per year Atlas plant in a joint venture with BP. Natural gas for Titan and Atlas is supplied under two long-term take-or-pay contracts with the Trinidad state-owned energy company which terminate in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration or early termination of these natural gas supply contracts, we cannot provide assurance that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.
      Prior to 2003, the natural gas for our New Zealand facilities was sourced primarily from the Maui field under contract with the New Zealand government and the owners of the field. As a result of the redetermination of the gas reserves of the Maui field in 2003, we lost substantially all of our remaining natural gas entitlements from the Maui field. In November 2004, this resulted in the shutdown of our Motunui site. The Motunui site represents 1.9 million tonnes of our total New Zealand operating capacity of 2.4 million tonnes. We have sufficient natural gas contracted for 2005 to produce up to 400,000 tonnes of methanol at our 530,000 tonne per year Waitara Valley plant. We continue to seek other supplies of natural gas to supplement this production and to extend the life of the New Zealand plants; however, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms to allow us to operate the plants after 2005.
      Natural gas for our 500,000 tonne per year Kitimat, British Columbia, facility is currently purchased on a short-term basis. North American natural gas prices are set in a competitive market and can fluctuate widely. Sustained high natural gas prices are currently having an adverse affect on the operating margins and competitive position of our Kitimat facility. We are currently exploring alternatives for our Kitimat facility which could result in a shutdown of this plant. However, we are obligated to supply ammonia under an offtake agreement with the former owner of the ammonia production assets located adjacent to this plant, which limits our flexibility to shut down the plant prior to December 31, 2005. In addition, if we shut down this plant, we will be required to make a buy-out payment to the public utility that transports natural gas to the plant, and we will incur employee severance and other costs. The buy-out payment is Cdn$25 million starting November 1, 2005 and reduces monthly thereafter.

Our business is subject to many operational risks for which we may not be adequately insured.
      A substantial portion of all of our revenues are derived from the sale of methanol produced at our plants. As a result, our business is subject to the risks of operating methanol production facilities and the related storage and transportation of hazardous materials, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, human error, loss of port facilities, pipeline leaks and ruptures, fires, mechanical failure, labor difficulties, remediation complications, discharges or releases of toxic or hazardous substances or gases and other environmental risks, explosions, storage tank leaks, unscheduled downtime, transportation interruptions, chemical spills, inclement weather and natural disasters, or any other event, including any event beyond our reasonable control, which could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could adversely affect our revenues and operating income. Additionally, disruptions in our distribution system could adversely affect our revenues and operating income. In addition, some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Although we maintain insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We may not be able to successfully identify, develop and complete new capital projects.
      As part of our strategy to strengthen our position as a low cost global producer of methanol, we completed construction of the Atlas facility at our production hub in Trinidad in 2004 and recently completed construction at the Chile IV expansion of our production hub in Chile. We intend to continue to pursue new opportunities to enhance our strategic position in the methanol industry. For example, we are developing a new methanol project in Egypt but, as noted below, have not yet made a final decision to proceed with this project.
      Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favorable locations for new facilities where sufficient natural gas is available through long-term contracts with acceptable commercial terms, obtaining project or other financing on satisfactory terms, developing and not exceeding acceptable project cost estimates, constructing and completing the projects within the contemplated schedules and other risks commonly associated with the design, construction and start up of large complex industrial projects. We cannot assure you that we will be able to identify and develop new methanol projects or, if we decide to proceed with a project, that the anticipated cost of construction will not be exceeded or that it will commence commercial production within the anticipated schedule, if at all.
      In particular, we cannot assure you that the Chile IV plant will not encounter disruptions or other difficulties during its start up phase or that the expected costs of this project will not be exceeded. Further, we do not expect to make a final decision to proceed with our proposed project in Egypt before 2006, and we could incur significant development costs for this project but ultimately determine not to proceed, which would result in a write-off of these costs.

We are subject to risks inherent in foreign operations.
      We currently have substantial operations outside of North America, including in Chile, Trinidad, New Zealand, Europe and Asia. We are also developing a methanol project in Egypt, but have not made a final decision with respect to this project. We are subject to risks inherent in foreign operations such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection, corruption and other political risks; increases in duties, taxes and governmental royalties and renegotiation of contracts with, and the ability to obtain necessary permits from, governmental entities (including permits to export natural gas from Argentina to supply our Chile facilities); as well as changes in laws and policies governing operations of foreign-based companies.
      In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
      Our trade in methanol is subject to import duties in certain jurisdictions. We cannot assure you that duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of current or future duties, if levied.

We are exposed to fluctuations in foreign currencies.
      The dominant currency in which we conduct business is the U.S. dollar, which is also our reporting currency. The most significant components of our costs are natural gas and ocean shipping. Most of these costs are incurred in U.S. dollars. Certain of our underlying feedstock and fuel costs, operating costs and capital expenditures, however, are incurred in currencies other than the U.S. dollar, principally the New Zealand dollar, the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar and the Euro. We are exposed to increases in the value of these currencies that could have the effect of increasing the U.S. dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in Euros and British pounds. We are exposed to declines in the value of these currencies compared to the U.S. dollar which could have the effect of decreasing the U.S. dollar equivalent of our revenue.

Competition from other methanol producers is intense and could reduce our market share and harm our financial performance.
      The methanol industry is highly competitive. Methanol is a global commodity, and we believe that customers base their purchasing decisions principally on the delivered price of methanol, reliability of supply and quality of service. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.

Government regulations relating to the protection of the environment could increase our costs of doing business.
      The countries in which we operate have laws and regulations, to which we are subject, governing the environment and the sustainable management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions. In addition, the plants we operate or may operate in the future must secure environmental permits, which permits could be revoked or not renewed should the plants not comply with applicable laws.
      Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts which complied with applicable laws at the time such acts were performed. We cannot predict the ultimate costs and timing of environmental liabilities, including costs associated with changes to current regulatory standards. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. A liable party could be held responsible for all costs at a site, whether currently or formerly owned or operated and regardless of fault, knowledge, timing of the contamination, cause of the contamination, percentage of contribution to the contamination or the legality of the original disposal. We could incur significant costs, including clean-up costs, natural resource damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. We cannot provide assurance that we will not incur material costs or liabilities as a result of such laws or changes to such laws.

Risks Related to the Notes and Our Structure

Our structure as a holding company could adversely affect our ability to meet our obligations under the Notes.
      We are structured primarily as a holding company with limited material business operations, sources of income or assets of our own other than the shares of our subsidiaries. The Notes will be our obligations exclusively. Unless certain covenants in the Indenture become applicable, our subsidiaries will not guarantee the payment of principal or of interest on the Notes and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiary would be entitled to payment in full from its assets before we would be entitled to receive any distribution from such assets. Except to the extent that we may ourselves be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors, including claims under the Notes. As of June 30, 2005, our subsidiaries had approximately $331 million of liabilities (which amount includes approximately $144 million of trade payables).
      In addition, as a result of our holding company structure, our operating cash flow and our ability to service our debt, including the Notes, are dependent upon the operating cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, loans or otherwise. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations.

Our debt service requirements may affect our ability to fund our business.
      As at June 30, 2005, after giving effect to the sale of the Notes offered by this prospectus and the application of the net proceeds thereof, together with cash on hand, to repay in full our existing 7.75% Notes due August 15, 2005 upon maturity of such notes, we would have had total indebtedness of approximately $505 million. The Indenture and our credit facility permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, subject to limitations. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions, place us at a disadvantage compared to those of our competitors that have less debt, and limit our flexibility in planning for, or reacting to, changes in our business and industry.
      Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations, working capital and capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, global or regional economic conditions could cause the price of methanol to fall and hamper our ability to make interest payments on or repay our indebtedness, including the Notes. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Notes, on commercially acceptable terms, if at all.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.
      Our new senior credit facility and the Indenture contain a number of significant covenants, which will limit our ability, among other things, to:

•	merge or enter into certain other business combination transactions;

•	create certain liens on our assets to secure debt;

•	enter into sale and leaseback transactions; and

•	incur additional debt.
      In addition, our new senior credit facility will require us to maintain certain financial ratios and satisfy certain financial condition tests and may require us to take action to reduce our debt or take some other action should we not satisfy these financial ratios or tests.
      These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our new senior credit facility and the Indenture impose on us.
      A breach of any of these covenants could result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt, including the Notes.
     We may not be able to finance an offer to purchase the Notes and other indebtedness upon the occurrence of a Change of Control Triggering Event.
      Upon the occurrence of a Change of Control Triggering Event, as defined in the Indenture, and provided that the Notes have never had, at any time, an Investment Grade Rating, as defined in the Indenture, we will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest thereon. See “Description of the Notes — Certain Covenants — Change of Control”. However, we may not have or may not be able to obtain on commercially reasonable terms, or at all, sufficient funds at such time to make the required purchase of these securities.

It may be difficult for you to enforce liabilities against us based solely upon the federal securities laws of the United States.
      We are organized under the laws of Canada and our principal executive office is located in Vancouver, British Columbia. The majority of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and experts, or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in actions for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

There is currently no active trading market for the Notes. If an active trading market does not develop for the Notes, you may not be able to resell them.
      No active trading market currently exists for the Notes and none may develop. We do not intend to apply for the listing of the Notes on any securities exchange or quotation system. As a result, an active trading market may not develop for the Notes. If an active trading market for the Notes does not develop, it could have an adverse effect on the market price and your ability to resell the Notes.

USE OF PROCEEDS
      We estimate the net proceeds from the sale of the Notes offered by this prospectus, after deducting estimated underwriting commissions and expenses, will be approximately $148 million. We intend to use all of the estimated net proceeds, together with cash on hand, to repay in full our 7.75% Notes due August 15, 2005 upon the maturity of such notes. Pending such application, such net proceeds will be invested in short-term money market instruments.
CAPITALIZATION
      The following table sets forth our cash and cash equivalents and our capitalization as at June 30, 2005 (1) on an actual basis and (2) as adjusted to reflect the sale of the Notes offered by this prospectus and the application of the estimated net proceeds thereof, together with cash on hand, to repay in full our 7.75% Notes due August 15, 2005 upon the maturity of such notes. This table should be read in conjunction with management’s discussion and analysis, “Description of Certain Indebtedness” and our unaudited interim consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.

	As at June 30, 2005

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents	$266	$164

Short term debt:
Current maturities on long term debt (7.75% Notes due August 15, 2005)	$250	$—
Atlas limited recourse debt facilities(1)	11	11

Total short term debt	261	11
Long term debt:
Senior unsecured credit facility(2)	—	—
8.75% Notes due August 15, 2012	200	200
Atlas limited recourse debt facilities(1)	144	144
Notes offered by this prospectus	—	150

Total long term debt	344	494

Total debt	605	505
Shareholders’ equity:
Capital stock and contributed surplus	522	522
Retained earnings	488	488

Total shareholders’ equity	1,010	1,010

Total capitalization	$1,615	$1,515

(1)	Represents our proportionate share. The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of our joint venture with BP. See “Description of Certain Indebtedness — Atlas Limited Recourse Debt Facilities”.

(2)	Total availability of $250 million, expiring 2010.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Existing Notes
      In 1995, we issued $250 million of 7.75% Notes due August 15, 2005, or the 7.75% Notes, under the Indenture. In 2002, we issued $200 million of 8.75% Notes due August 15, 2012, or the 8.75% Notes, under the Indenture. These existing notes pay interest semi-annually on February 15 and August 15 of each year and rank equally in right of payment with all other senior indebtedness, including the Notes offered by this prospectus. We intend to repay in full our 7.75% Notes upon maturity of such notes with the net proceeds from the sale of the Notes offered by this prospectus and from cash on hand.
      The covenants applicable to the 8.75% Notes are substantially the same as those that will be applicable to the Notes offered by this prospectus, except that: (1) the 8.75% Notes are only redeemable if we are obligated to pay Additional Amounts (as defined herein) as a result of changes affecting Canadian withholding taxes, (2) the 8.75% Notes are subject to a Change of Control covenant regardless of whether such notes have an Investment Grade Rating (as defined in the Indenture), and (3) the definition of Unrestricted Subsidiaries, as it applies to the 8.75% Notes, only permits us to designate subsidiaries as unrestricted at the time of acquisition or formation of such subsidiaries.
Bank Indebtedness
      On June 3, 2005, we finalized a new credit facility with a syndicate of banks. The credit facility, which is unsecured and currently undrawn, provides for up to $250 million in revolving loans and letters of credit, ranks equally in right of payment with all of Methanex Corporation’s unsubordinated and unsecured indebtedness, including the Notes offered by this prospectus, and expires in 2010. Prior to expiration, funds available under the credit facility may be borrowed, repaid and reborrowed without premium or penalty. Borrowings under the facility bear interest at a floating rate, which can be either a base rate or, at our option, a LIBOR rate, plus an applicable margin in either case. Under the credit facility, we are required to pay a commitment fee on the difference between the amounts actually borrowed and the committed amounts. The credit facility requires us to comply with a debt to capitalization ratio and an interest coverage ratio. We are currently in compliance with both ratios. The credit agreement contains customary affirmative and negative covenants, representations, warranties and events of default, including but not limited to payment defaults, breaches of representations and warranties, covenant defaults, cross defaults and certain events of bankruptcy and insolvency.
Atlas Limited Recourse Debt Facilities
      Atlas Methanol Company Unlimited, in which we own a 63.1% interest, has senior debt obligations in the aggregate amount of $231 million and subordinated debt obligations in the aggregate amount of $15 million, incurred for the purposes of financing a portion of the costs of construction of our Atlas facility. All such obligations are secured by a first fixed and floating charge over all of the property and assets of Atlas. Atlas is also required to maintain a number of restricted accounts, including a debt service reserve account in the amount of six month’s debt service. The master agreement, which governs all of Atlas’s senior debt obligations, contains customary affirmative and negative covenants, representations, warranties and events of default, including but not limited to payment defaults, breaches of representations and warranties, covenant defaults, cross defaults and certain events of bankruptcy and insolvency. Atlas Methanol Company Unlimited and its direct parent are Unrestricted Subsidiaries under the Indenture.

DESCRIPTION OF THE NOTES
      The Notes will be issued under the Indenture, dated as of July 20, 1995, as supplemented, between us and The Bank of New York (formerly United States Trust Company of New York), as Trustee. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. Where reference is made to particular provisions of the Indenture or to defined terms not otherwise defined herein, such provisions or defined terms are incorporated herein by reference.
      In this description, “we”, “us”, “our” and similar terms, as well as references to “Methanex”, refer only to Methanex Corporation and our successors and not to any of our subsidiaries.
General
      The Notes will be our general unsecured obligations and will mature on August 15, 2015. The Notes will be initially issued in a total principal amount of $150,000,000. We may issue additional notes of the same series under the Indenture from time to time after this offering, without the consent of the holders of the Notes. The Notes and any additional notes of this series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.
      Interest on the Notes will accrue at the rate of 6.00% per annum and will be payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2006. The Notes will provide for us to pay interest on overdue principal and, to the extent lawful, on overdue installments of interest at the above rate per annum, plus 1%. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The yearly rate of interest that is equivalent to the rate payable under the Notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act(Canada).
      Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, the City of New York, provided, however, that at our option, payment of interest may be made by check mailed to the address of the person entitled thereto at such address as shall appear in the register of Notes, and at the option of the registered holder of the Notes, by wire transfer to an account designated by the registered holder. The Trustee will initially act as registrar.
      There will be no mandatory sinking fund payments for the Notes.
      The Notes will rank equally in right of payment with all other of our unsubordinated and unsecured indebtedness. The Notes, however, will be structurally subordinated to the liabilities of our subsidiaries. See “Risk Factors — Risks Related to the Notes and Our Structure”.
Additional Amounts for Canadian Withholding Taxes
      All payments made by us under or with respect to the Notes must be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder of the Notes would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes (an “Excluded Holder”) (1) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (2) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payments thereunder. We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
      We will furnish to holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse such holder of Notes for the amount of (1) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed with respect to any reimbursement under (1) or (2), but excluding any such Taxes on such holder’s net income.
      At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if we are obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amount so payable and will set forth other information necessary to enable the Trustee to pay such Additional Amounts to holders of the Notes on the payment date. Whenever in the Indenture or in this Description of Notes there is mentioned, in any context, the payment of principal, and premium (if any), redemption price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable in respect thereof.
Redemption
     Optional Redemption
      The Notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus in each case accrued interest thereon to the date of redemption.
      “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.
      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

      “Reference Treasury Dealer” means each of ABN AMRO Incorporated and BNP Paribas Securities Corp. plus three others or their affiliates which are primary U.S. Government securities dealers appointed by the Trustee after consultation with us and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.
      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.
      Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.
     Redemption for Changes in Canadian Withholding Taxes
      The Notes may be redeemed, at our option, at any time in whole but not in part, on not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus.
Certain Covenants
      Set forth below are certain covenants contained in the Indenture:

Change of Control
      Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder’s Notes; provided, however, that the foregoing provision shall not apply to the Notes if the Notes have, or at any time had, an Investment Grade Rating. A “Change of Control Triggering Event” will occur only if a Change of Control and a Rating Decline both occur. In the Change of Control Offer, we will offer to purchase Notes for a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase; provided, however, that interest payable on or prior to the date of purchase will be payable to the Holders of the Notes repurchased registered as such on the regular record date for such interest.
      Within 30 days following a Change of Control Triggering Event, we will be required to mail a notice to each Holder of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Payment

Date specified in the notice, which date shall be between 30 and 60 days of the mailing of the notice, pursuant to the procedures required by the Indenture and described in such notice. We will comply with the requirements of Section 14(e) of and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflict.
      On the Change of Control Payment Date, we will be required to, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered, and (3) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us. The paying agent will be required to promptly mail to each Holder who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of US$1,000 or an integral multiple thereof.
      The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with, the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

Limitation on Liens
      We shall not, and shall not permit any Restricted Subsidiary to, Incur or to permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of our or its property or assets now owned or hereafter acquired by us or it (including any Capital Stock or evidence of Indebtedness and including any of our Capital Stock or Indebtedness held by us or any Subsidiary) securing any Indebtedness, without contemporaneously therewith effectively securing the Notes equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured, unless, after giving effect to such Lien, the aggregate amount of all Indebtedness secured by such Liens (other than Permitted Liens) on our property or assets or that of our Restricted Subsidiaries, plus all of our Attributable Indebtedness and that of our Restricted Subsidiaries with respect to Sale/ Leaseback Transactions permitted as described below under “— Limitation on Sale/ Leaseback Transactions”, does not exceed 10% of Consolidated Net Worth.

Limitation on Sale/ Leaseback Transactions
      We shall not, and shall not permit any Restricted Subsidiary to, enter into a Sale/ Leaseback Transaction, unless, after giving effect thereto, the aggregate amount of all Attributable Indebtedness with respect to all such Sale/ Leaseback Transactions, plus all Indebtedness secured by Liens to which the covenant described above under “— Limitations on Liens” is applicable, does not exceed 10% of Consolidated Net Worth. However, the provisions described in this “Limitation on Sale/ Leaseback Transactions” shall not apply to, and there shall be excluded from Attributable Indebtedness in any computation described in this covenant and in the covenant described above under “— Limitation on Liens”, Attributable Indebtedness with respect to a Sale/ Leaseback Transaction if: (1) the lease in such Sale/ Leaseback Transaction is for a period, including renewal rights, of three years or less; (2) we or a Restricted Subsidiary, within one year (or, in the event the net proceeds of the sale of the property leased pursuant to such Sale/ Leaseback Transaction exceeds $75 million, within two years) after such Sale/ Leaseback Transaction, apply an amount not less than the greater of the net proceeds of the sale of the property leased pursuant to such Sale/ Leaseback Transaction or the fair market value of such property (as determined in good faith by the Board of Directors) to either the retirement of our or a Restricted Subsidiary’s Funded Indebtedness or the purchase by us or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by the Board of Directors) at least equal to the fair market value of the property so leased in such Sale/ Leaseback Transaction; or (3) such Sale/ Leaseback Transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries.

Additional Guarantees
      We shall not permit any Restricted Subsidiary to Incur any Indebtedness unless, at the time of such Incurrence such Restricted Subsidiary has Guaranteed all our obligations with respect to the Notes pursuant to the terms of the Indenture, such Guarantee to be in the form provided for in the Indenture. The foregoing shall not apply to: (1) any Indebtedness Incurred by a Restricted Subsidiary to finance its working capital requirements; provided, however, that the aggregate amount of such Indebtedness Incurred by all Restricted Subsidiaries and outstanding at any time shall not exceed $25 million; (2) any Indebtedness secured by (a) Permitted Liens or (b) Liens to which the exception in the covenant described above under “— Limitation on Liens” is applicable; provided, however, that the aggregate amount of all such Indebtedness and all our Indebtedness secured by such Liens (other than Permitted Liens), plus all of our and our Restricted Subsidiaries’ Attributable Indebtedness with respect to Sale/ Leaseback Transactions permitted as described above under “— Limitation on Sale/ Leaseback Transactions”, does not exceed 10% of Consolidated Net Worth; (3) any Attributable Indebtedness (a) with respect to a Sale/ Leaseback Transaction which is permitted under the covenant described above under “— Limitation on Sale/ Leaseback Transactions” or (b) to which the provisions described above under “— Limitation on Sale/ Leaseback Transactions” are not applicable; and (4) any Indebtedness owed to and held by us or another Restricted Subsidiary; provided, however, that any subsequent transfer of any such Indebtedness or any subsequent transfer of any Capital Stock of such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the Incurrence of such Indebtedness at such time. Except if we have exercised either of the defeasance options described under “— Defeasance” below, no Guarantor shall be released from its Guarantee provided pursuant to this covenant or clause (1) in the second paragraph of “— Successor Company and Guarantors” below unless (1) such Guarantor ceases to be a Restricted Subsidiary or (2) such Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by such Guarantor (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) and such

Guarantor has not had any Indebtedness (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) outstanding for a period of 91 days.

Limitations with Respect to Unrestricted Subsidiaries
      (a) We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Unrestricted Subsidiary (an “Unrestricted Subsidiary Transaction”) on terms (1) that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) that, in the event such Unrestricted Subsidiary Transaction involves an aggregate amount in excess of $25 million, are not in writing and have not been approved by a majority of the members of the Board of Directors. The foregoing shall not prohibit any Investment by us or any Restricted Subsidiary in any Unrestricted Subsidiary.
      (b) We shall not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, that in the event any such Indebtedness ceases for any reason to constitute Non-Recourse Indebtedness, such Subsidiary shall be deemed to have Incurred such Indebtedness at such time.
      (c) We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, transfer to any Unrestricted Subsidiary any property or assets owned by us or any Restricted Subsidiary on the date of the Indenture (1) on terms that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) unless the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers completed during the twelve-month period immediately preceding such transfer, does not exceed $25 million.
Successor Company and Guarantors
      We may not amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all our assets to, any person, unless: (1) the resulting, surviving or transferee person (if not us) is organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the Notes; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company under the Indenture and the Notes.
      We will not permit any Restricted Subsidiary that is a Guarantor to amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any person unless: (1) the resulting, surviving or transferee person (if not such Guarantor) is organized and existing under the laws of the jurisdiction under which such Guarantor or its parent corporation was organized or under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, or any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee unless such resulting, surviving or transferee person has been released from such Guarantee in accordance with the terms of the

Indenture; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture.
Defaults
      An Event of Default with respect to the Notes is defined in the Indenture as (1) a default by us in the payment of interest on the Notes (including any Additional Amount) when due and payable, continued for 30 days, (2) a default by us in the payment of principal with respect to the Notes when due and payable at Stated Maturity, upon redemption, upon declaration or otherwise, (3) the failure by us or a Guarantor to comply with the obligations described under “— Certain Covenants — Change of Control” or “— Successor Company and Guarantors” above, (4) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of the obligations described under “— Certain Covenants” above, (5) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with the agreements contained in the Indenture or the Notes (other than a failure described in (1), (2), (3) or (4) above or a failure to comply with any of our or its obligations under the covenants or agreements that are specifically for the benefit of one or more series of debt securities issued pursuant to the Indenture other than the Notes), (6) Indebtedness of us or any Restricted Subsidiary is not paid within any applicable grace period and is accelerated by the holders thereof, or is accelerated by the holders thereof because of a default, and the total amount of such Indebtedness unpaid, or due and payable, and accelerated exceeds $10 million (the “cross acceleration provision”), (7) certain specified events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary (the “bankruptcy default provision”), or (8) any Guarantee of the Notes by any Guarantor at any time ceases to be in full force and effect for any reason (other than as a result of a release of such Guarantee in accordance with the terms of the Indenture) (the “guarantee default provision”). A default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify us of the default and we do not cure such default within the time specified after receipt of such notice.
      If an Event of Default (other than a bankruptcy default with respect to us) occurs and is continuing with respect to the Notes, the Trustee by notice to us, or the holders of at least 25% in principal amount of the Notes then outstanding by notice to us and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If a bankruptcy default with respect to us occurs and is not cured within the time period permitted, the principal of and interest on all the debt securities issued pursuant to the Indenture, including the Notes, will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of debt securities issued pursuant to the Indenture. Under certain circumstances, the holders of a majority in principal amount of the Notes may rescind any such acceleration with respect to the Notes and its consequences.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes then outstanding unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of Notes may pursue any remedy with respect to the Indenture or the Notes unless (1) such holder has previously given the Trustee notice that an Event of Default is continuing, (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity, and (5) the holders of a majority in principal amount of the Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Notes or of exercising any trust or power conferred on the Trustee with respect to the Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of the Notes or that would involve the Trustee in personal liability.
      Under the Indenture, if a Default occurs with respect to the Notes and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on the Notes, the Trustee may withhold notice if and so long as a committee of its trust officers determines in good faith that withholding notice is in the interest of the holders of Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after we learn of the existence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.
Book-Entry, Delivery and Form
      The Notes will be represented by one or more fully registered global notes without coupons (the “Global Notes”) and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred in whole and not in part only to DTC or another nominee of DTC.
      So long as DTC or its nominee is the registered owner thereof, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.
      The following is based on information furnished by DTC:
      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changed in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust Company & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its Direct Participants and members of DTCC clearing corporations, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, clearing corporations, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participant”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.
      Purchases of the Notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC’s records. The ownership interest of each actual purchaser of each Note represented by a Global Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described herein.
      To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants or Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes representing the book-entry Notes. Under its usual procedures, DTC mails an omnibus proxy (an “Omnibus Proxy”) to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
      Principal, premium, if any, and interest payments on the Global Notes representing the Notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds, on the applicable payment date in accordance with the respective holdings of the Direct Participants shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursements of payments in respect thereof.
      DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. Under such circumstances, and in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered.
      The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.
Enforceability of Judgments
      Since a substantial portion of our assets and those of our Subsidiaries are outside the United States, any judgment obtained in the United States against us or any of our Subsidiaries, including judgments with respect to the payment of principal, interest, Additional Amounts or redemption price with respect to the Notes, may not be collectible within the United States.
      We have been informed by our Canadian counsel, McCarthy Tétrault LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) on any final and conclusive judgment in personam (i.e., against the person) of a Federal or state court in the State of New York (“New York Court”) against us that is subsisting and unsatisfied respecting the enforcement of the Notes or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain if (1) the New York Court that rendered such judgment had jurisdiction over the judgment debtor, as recognized by a British Columbia Court (and submission by us in the Notes or the Indenture to the jurisdiction of the New York Court will be deemed sufficient for this purpose); (2) proper service of process in respect of the proceeding in which such judgment was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice, and the enforcement thereof would not be either inconsistent with public policy, as the term is applied by a British Columbia Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or contrary to any order made by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of any laws of the State of New York or of the United States of America which a British Columbia Court would characterize as revenue, expropriatory, penal or public laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the applicable limitation period after the date of such judgment; and (7) the judgment does not conflict with another final and conclusive judgment in the same cause of action; provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of the judgment is pending or the time for appeal has not expired; and provided further that under the Currency Act (Canada), a British Columbia Court may only give judgment in Canadian dollars.
Consent to Jurisdiction and Service
      The Indenture provides that we irrevocably designate and appoint CT Corporation System (and any successor entity), as our agent for service of process in any suit or proceeding arising out of or relating to the Indenture or the Notes for actions brought in any federal or state court located in the Borough of Manhattan in the City of New York and will submit to such jurisdiction.
Amendments and Waivers
      Subject to certain exceptions, the Indenture may be amended with respect to the Notes with the consent of the holders of not less than a majority in principal amount of the Notes and any past default or compliance with any provisions may be waived with such a consent of the holders of a majority in principal amount of the outstanding Notes. However, without the consent of each holder of outstanding Notes, no amendment may, among other things, (1) reduce the amount of the Notes whose holders must consent to an amendment, (2) reduce the rate of or extend the time for payment of interest on any Notes, (3) reduce the principal of or extend the Stated Maturity of any Notes, (4) reduce the premium payable upon the redemption of any Notes or change the time at which any Notes may or shall be redeemed, (5) make any Notes payable in currency other than that stated in the Notes, (6) make any change to the provisions of the Indenture described under “— Additional Amounts for Canadian Withholding Taxes” above that adversely affects the rights of any holder of the Notes, (7) impair the rights of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes (including any Additional Amount) on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes, (8) make any change in the Guarantee of the Notes by any Guarantor that would adversely affect any holder of the Notes or (9) make any change in the amendment provisions which require each holder’s consent or in the provisions which limit suits by holders.
      Without the consent of any holder of the Notes, we and the Trustee may amend the Indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations or those of a Guarantor under the Indenture to add Guarantees with respect to the Notes, to secure all or any of the Notes, to add to our covenants or to add Events of Default for the benefit of the holders of the Notes or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the Notes in any material respect, to establish the form or terms of the Notes, to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate the defeasance or discharge of the Notes that does not adversely affect the rights of any holders of the Notes in any material respect, to change or eliminate any provision of the Indenture that becomes effective only when there is not outstanding any debt security of any series issued under the Indenture which is entitled to the benefit of such provision or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.
      The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
      After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.
Defeasance
      We at any time may terminate all our and each Guarantor’s obligations under the Notes and our obligations and those of each such Guarantor under the Indenture with respect to the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We at any time may terminate our and each Guarantor’s obligations with respect to the Notes under the covenants described above under “Certain Covenants”, the operation of the cross acceleration provision, the bankruptcy default provision with respect to Significant Subsidiaries, the guarantee default provision and the limitations contained in clause (2) in the first paragraph and the limitations contained in the second paragraph of “Successor Company and Guarantors” above (“covenant defeasance”).
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto and each Guarantor will be released from its Guarantee with respect to the Notes. If we exercise our covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to Guarantors only), (4), (5), (6), (7) (with respect to Significant Subsidiaries only), or (8) of the first paragraph under “Defaults” above or because of our failure to comply with clause (2) in the first paragraph of “Successor Company and Guarantors” above and each Guarantor will be released from its Guarantee with respect to the Notes.
      In order to exercise either defeasance option with respect to the Notes, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the full payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee: (1) an Opinion of Counsel in the United States to the effect that holders of the Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the United States Internal Revenue Service or other change in applicable United States Federal income tax law); (2) an Opinion of Counsel in Canada to the effect that (A) holders of the Notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred, and (B) payments out of the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having the power to tax, except in the case of a payment made to a holder of the Notes (a) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the making of such payment or (b) which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder; (3) a certificate from a nationally recognized firm of independent accountants opining that the payments of principal and interest when due and without investment on the U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium (if any) and interest when due on all the Notes to maturity or redemption, as the case may be; and (4) an opinion of counsel stating that the defeasance trust does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended. In addition, we can only exercise either type of defeasance if (1) during the 91 days that follow the establishment of the defeasance trust, no Default under the bankruptcy default provision occurs to us and is continuing at the end of the period, (2) no Default has occurred and is continuing on the date the defeasance trust is established after giving effect to the establishment of the defeasance trust, and (3) depositing funds into the defeasance trust does not constitute a default under any other of our binding agreements.
The Trustee
      The Bank of New York is the Trustee under the Indenture and has been appointed by us as registrar and paying agent with respect to the Notes.
Governing Law
      The Indenture is, and the Notes will be, governed by the laws of the State of New York.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture, as they would be applicable to the Notes. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. Except as otherwise indicated, all accounting terms not otherwise defined in the Indenture will have the meanings assigned to them in accordance with GAAP (as defined below) and all accounting determinations and computations based on GAAP contained in the Indenture shall be determined and computed in conformity with GAAP.
      “Attributable Indebtedness” in respect of a Sale/ Leaseback Transaction means, as of the date of determination, the lesser of (1) the fair market value of the property subject to such Sale/ Leaseback Transaction (as determined in good faith by our Board of Directors) or (2) the present value (discounted at a rate per annum equal to the coupon on the Notes, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).
      “Board of Directors” means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board of Directors, except that for purposes of the definitions of “Change of Control” and “Continuing Directors,” the term “Board of Directors” shall mean our Board of Directors and not any committee thereof.
      “Business Day” means each day which is not a Legal Holiday.
      “Capital Lease Obligations” of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; except that the Stated Maturity thereof shall be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
      “Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (1) of this definition), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5) we amalgamate or consolidate with, or merge with or into, any person, or any person amalgamates or consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of us or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee person constituting a majority of the Voting Stock of such surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such issuance.

      “Code” means the United States Internal Revenue Code of 1986, as amended.
      “Consolidated Net Worth” at any date of determination means the following amount, as shown on our and our Subsidiaries’ most recent consolidated balance sheet, determined on a consolidated basis in accordance with GAAP, as of the end of our most recent fiscal quarter ending at least 45 days prior to the date of determination: (1) the consolidated shareholders’ equity of our common stockholders plus (2) the respective amounts reported with respect to any class or series of our Preferred Stock (other than Exchangeable Stock and Redeemable Stock) but only to the extent of any cash received by us upon issuance of such Preferred Stock, less all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by us or any of our Subsidiaries.
      “Continuing Directors” means as of any date of determination, any member of our Board of Directors who:

(1) was a member of such Board of Directors on the date of the issuance of the Notes; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.
      “Exchangeable Stock” means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock which is neither Exchangeable Stock nor Redeemable Stock).
      “Funded Indebtedness” of a person means all Indebtedness of such person which matures more than one year after the time of determination thereof or which is extendible or renewable at the option of such person to a time more than one year after the time of determination thereof (whether or not renewed or extended).
      “GAAP” means generally accepted accounting principles in Canada as in effect as of the date of the Indenture.
      “Gradation” means a gradation within a Rating Category or a change to another Rating Category, which shall include “+” and “–,” in the case of S&P’s current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation); “1,” “2” and “3,” in the case of Moody’s current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or the equivalent in respect of successor Rating Categories of S&P or Moody’s or Rating Categories used by Rating Agencies other than S&P or Moody’s.
      “Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning.
      “Guarantor” means any person that becomes a guarantor of the Notes pursuant to the terms of the Indenture, and its respective successors.
      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is designated as a Restricted Subsidiary or an Unrestricted Subsidiary shall be deemed to be Incurred by such Subsidiary at such time. The term “Incurrence” when used as a noun shall have a correlative meaning.
      “Indebtedness” of any person means, without duplication, (1) the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable; (2) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person; (3) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business); (4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (5) all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends); (6) all obligations of the type referred to in clauses (1) through (5) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and (7) all obligations of the type referred to in clauses (1)through (6) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.
      “Investment” in any person means any direct or indirect advance, loan (other than advances to customers, employees or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such person.

      “Investment Grade Rating” means, with respect to the Notes, a concurrent rating of (i) BBB- or higher by S&P’s current Rating Categories (or its equivalent under any successors Rating Categories) and (ii) Baa3 or higher by Moody’s current Rating Categories (or its equivalent under any successors Rating Categories).
      “Legal Holiday” means each day that is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the City of Vancouver, Canada.
      “Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.
      “Moody’s” means Moody’s Investors Service, Inc. and its successors.
      “Non-Recourse Indebtedness” means Indebtedness (1) as to which neither we nor any of our Restricted Subsidiaries (A) provide credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or (B) is directly or indirectly liable and (2) no default with respect to which (including any rights which the holders thereof may have to take enforcement action) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or that of any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.
      “Permitted Liens” means, with respect to any person, (1) pledges or deposits by such person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, and maritime liens on cargo for freight not yet due, in each case for sums not yet due or being contested in good faith by appropriate proceedings, other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review, and any right of setoff, refund or charge-back available to any bank or other financial institution, (3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, pipelines, railways, cables and conduits, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such person; (6) Liens securing Indebtedness or other obligations in the ordinary course of business of a Restricted Subsidiary or us owing to and held by us or another Restricted Subsidiary; (7) Liens existing on the date of the Indenture; (8) Liens on property or shares of stock of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary; (9) Liens on property or assets at the time we or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into us or a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition; (10) Liens on any property or assets securing any Indebtedness created or assumed as all or any part of the purchase price or cost of construction or improvement of real or tangible personal property or assets, whether or not secured, which Indebtedness was created prior to, at the time of or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or assets; (11) Liens on cash or marketable securities of us or any Restricted Subsidiary granted in the ordinary course of business in connection with (A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements; (B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or (C) any agreements or arrangements entered into for the purpose of hedging product prices; and (12) Liens to secure any refinancing, extension, renewal or replacement (“refinancing”) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), (9) and (10); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (a) the outstanding principal amount of the Indebtedness being refinanced and (b) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing.
      “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
      “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or, to the extent permitted by law, is to become due at the relevant time.
      “Rating Agencies” means (a) S&P and Moody’s or (b) if S&P and Moody’s or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by us, which will be substituted for S&P or Moody’s or both, as the case may be.
      “Rating Categories” means (1) with respect to S&P, any of the following categories (any of which may include a “+” or “–”): AAA, AA, A, BBB, BB, B, CCC, C and D (or equivalent successor categories); (2) with respect to Moody’s, any of the following categories (any of which may include a “1,” “2” or “3”): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.
      “Rating Decline” means the occurrence of a decrease in the rating of the Notes by any Rating Agency by one or more Gradations at any time within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or the intention of us or any person to effect a Change of Control.
      “Redeemable Stock” means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such first anniversary.
      “Restricted Subsidiary” means each of our Subsidiaries other than our Unrestricted Subsidiaries.

      “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
      “Sale/ Leaseback Transaction” means an arrangement with any person other than us or a Restricted Subsidiary providing for the leasing by us or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between us and a Restricted Subsidiary or between Restricted Subsidiaries, whereby we or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.
      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of us within the meaning of Rule 1-02 under Regulation S-X promulgated by the United States Securities and Exchange Commission.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subsidiary” means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person.
      “Unrestricted Subsidiary” means, as it applies to the Notes, (1) any Subsidiary of ours that shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) each Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of ours (other than a Restricted Subsidiary which owns, legally or beneficially, all or a material portion of or interest in any of the facilities located at Puntas Arenas in Chile (including Chile I, Chile II, Chile III and Chile IV), Waitara and Motunui in New Zealand (including D I, D II, D III and D IV) and Point Lisas in Trinidad (and owned as of the date of the issuance of the Notes by Methanex Trinidad Unlimited)) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, ours or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.
      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
      “Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote in the election of the board of directors of such person.

TAX CONSIDERATIONS
      Purchasers of the Notes should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian federal or provincial) tax laws to which they may be subject.
Certain U.S. Federal Income Tax Considerations
      The following discussion is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of Notes and deals only with Notes held as capital assets, within the meaning of Section 1221 of the Code, by U.S. Holders who purchase Notes in the offering at a price equal to the issue price of the Notes (i.e., the first price at which a substantial amount of the Notes is sold, other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). As used herein, a U.S. Holder means a beneficial owner of the Notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (x) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, as described in section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
      This discussion is general and does not consider the U.S. federal income tax consequences of special classes of U.S. Holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, U.S. Holders holding the Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security, certain U.S. expatriates, U.S. Holders whose functional currency is not the U.S. dollar or pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities. U.S. Holders who purchase Notes at a price other than the issue price of the Notes should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding Notes should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes. This summary does not address the effect of any U.S. state, local, or federal estate and gift tax on a U.S. Holder of the Notes. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as in effect or in existence as of the date of this prospectus supplement and all subject to change at any time, possibly with retroactive effect.
      Prospective purchasers of the Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of purchase, ownership and disposition of the Notes.

Payments of Interest
      The gross amount of interest paid on the Notes (including any Additional Amounts and any Canadian tax withheld therefrom) will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by Methanex on the Notes will constitute foreign source income and, for taxable years ending on or prior to December 31, 2006, generally will be considered “passive income” or, in the case of certain U.S. holders, “financial services income.” For taxable years beginning after December 31, 2006, interest paid on the Notes will be considered “passive category income,” or, in the case of certain U.S. holders, “general category income.” Each of these types of income is treated separately from other types of income in computing the foreign tax credit allowable to U.S. holders under U.S. federal income tax laws. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of the Notes should consult their own tax advisers concerning the application of the United States foreign tax credit rules to their particular situation.
Sale, Exchange or Redemption and Other Disposition of the Notes
      Unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder’s method of accounting) and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note will generally be its cost. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the disposition. Long-term capital gains recognized by individuals and certain other non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss.
Information Reporting and Backup Withholding
      Payments of principal and interest on the Notes held by certain non-corporate U.S. Holders and the proceeds of a disposition of such Notes may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding if the U.S. Holder does not provide a taxpayer identification number or otherwise establish an exemption. The U.S. Holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.
Certain Canadian Federal Income Tax Considerations
      The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Notes acquired at original issuance who at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Act”), is not resident in Canada, deals with us at arm’s length, holds the Notes as capital property and does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada (a “Holder”). For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm’s length. It is generally a question of fact whether persons not related to each other deal at arm’s length. This summary does not address the special tax consequences which may apply to a Holder of Notes who is an insurer carrying on business in Canada or elsewhere for the purposes of the Act.

      This summary is based on the current provisions of the Act and the regulations thereunder, our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency, and all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.
      The payment of interest, principal or premium, if any, to a Holder of the Notes will be exempt from Canadian withholding tax. No other tax on income or capital gains will be payable under the Act in respect of the holding, redemption or disposition of the Notes by a Holder.
      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF NOTES. NO REPRESENTATION IS MADE WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. CONSEQUENTLY, HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING
      Subject to the terms and conditions of an underwriting agreement between us and the Underwriters, the Underwriters have agreed to purchase from us severally, and we have agreed to sell to the Underwriters, all of the Notes in this offering.
      The underwriting agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to take and pay for all of the Notes, if any are taken as indicated in the table below. Under the underwriting agreement, we have agreed to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the offering, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Underwriters	Principal Amount of Notes

ABN AMRO Incorporated	$56,250,000
BNP Paribas Securities Corp.	56,250,000
CIBC World Markets Corp.	18,750,000
RBC Capital Markets Corporation	18,750,000

Total	$150,000,000

      Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.
      This offering is being made in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. This prospectus was filed with the British Columbia Securities Commission, and forms part of a registration statement on Form F-9 filed with the United States Securities and Exchange Commission, or the SEC, to register the Notes under the United States Securities Act of 1933, as amended, or the Securities Act, and to qualify under the securities laws of the Province of British Columbia the distribution of the Notes being offered and sold in the United States and elsewhere outside of Canada. This prospectus does not qualify the distribution of any Notes which may be offered and sold in any province of Canada, including the Province of British Columbia. The Notes may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or pursuant to exemptions from the registered dealer requirements. Subject to applicable law, the Notes may also be offered outside of the United States and Canada.
      The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
      In connection with the offering of the Notes, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering of the Notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.
      Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or, from July 1, 2005, are registered as qualified investors within the meaning of Article 2(e) of the Prospectus Directive (2003/71/EC) or otherwise in circumstances which have not resulted and will not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 and, after July 1, 2005, Section 102B of the FSMA; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
      From time to time, the underwriters and certain of their affiliates may have engaged, and may in the future engage, in transactions, including investment banking and commercial banking transactions, with and perform services, for us and our affiliates, in the ordinary course of business.
      The underwriters are affiliates of banks which are lenders to us under our unsecured revolving credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of the underwriters under applicable Canadian securities legislation. We are in compliance with the terms of the agreement governing the credit facility and our subsidiaries are in compliance with the terms of the agreements governing their debt obligations. See “Description of Certain Indebtedness”. None of the underwriters nor the banks affiliated with them was involved in our decision to distribute the Notes offered hereby. The underwriters negotiated the public offering price of the Notes with us.
      The Company estimates that its share of the total expenses of the offering of the Notes, excluding the underwriters’ commission, will be approximately $700,000.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters.
CORPORATE INFORMATION
      We were incorporated under the laws of Alberta on March 11, 1968 and were continued under the Canada Business Corporations Act on March 5, 1992. Our registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604-661-2600). Our significant subsidiaries (and their jurisdictions of incorporation or formation) are: Cape Horn Finance Limited (Barbados), Methanex Atlas Holdings Limited (Barbados), Methanex Chile Limited (Barbados), Methanex Holdings (Barbados) Limited (Barbados), Methanex Trinidad Holdings Limited (Barbados), Waterfront Shipping Company Limited (Barba-

dos), Methanex Europe NV (Belgium), Methanex International Holdings Limited (Cayman), Methanex Holdings Ltd. (Delaware), Methanex Netherlands BV (Netherlands), Methanex New Zealand Limited (New Zealand), Methanex Methanol Company (Texas partnership), Atlas Methanol Company Unlimited (Trinidad) and Methanex Trinidad Unlimited (Trinidad). Each of these subsidiaries is wholly-owned, directly or indirectly, except for Atlas Methanol Company Unlimited, in which we indirectly hold a 63.1% interest.
CHANGES IN SHARE CAPITAL
      On May 5, 2005, we announced an increase in the quarterly dividend paid to holders of our common shares, from $0.08 per share to $0.11 per share. The increased dividend commenced with the dividend paid on June 30, 2005 to holders of common shares of record on June 16, 2005.
      On May 5, 2005, we also announced a normal course issuer bid to repurchase up to 5,917,629 of our common shares, representing not more than 5% of the total common shares then issued and outstanding. The bid commenced May 17, 2005 and will expire on the earlier of May 16, 2006 or the date we purchase the maximum number of shares under the bid. Purchases under the bid will be made from time to time through the facilities of the Toronto Stock Exchange at the then current market price of our common shares. All common shares acquired under the bid will be cancelled.
LEGAL MATTERS
      The validity of the Notes will be passed upon for us by McCarthy Tétrault LLP, with respect to matters of Canadian law, and by Fried, Frank, Harris, Shriver & Jacobson LLP, with respect to matters of United States law. Certain legal matters in connection with the offering of the Notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.
EXPERTS
      The consolidated financial statements at December 31, 2003 and 2004 and for the two years then ended have been incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part, in reliance upon the report of KPMG LLP, independent registered public accounting firm, as stated in their reports also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
DOCUMENTS INCORPORATED BY REFERENCE
      We file annual and quarterly financial information, material change reports and other information with the securities commission or similar authority in each of the provinces of Canada, or the Canadian Commissions. The Canadian Commissions allow us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian Commissions under the various securities legislation:

•	Our Annual Information Form dated March 21, 2005.

•	Our Information Circular dated March 4, 2005 relating to the Annual General Meeting of shareholders held on May 5, 2005 (excluding the sections entitled “Corporate Governance”, “Report on Executive Compensation” and “Total Shareholder Return Comparison”).

•	Our audited annual consolidated financial statements as at and for the years ended December 31, 2003 and 2004, together with the notes thereto and the auditors’ report thereon.

•	Our unaudited interim consolidated financial statements as at June 30, 2005 and for the six months ended June 30, 2004 and 2005 and the notes thereto.

•	Management’s discussion and analysis for the year ended December 31, 2004.

•	Management’s discussion and analysis for the six months ended June 30, 2005 contained in our interim report to shareholders.

•	Material change report dated May 19, 2005, with respect to our normal course issuer bid.

•	Material change report dated June 24, 2005, with respect to recent gas curtailments to our Chile facilities.
      Any document of the types referred to in the preceding paragraph (including material change reports other than confidential material change reports) filed by us with the Canadian Commissions after the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this prospectus. Any document filed by us with the SEC under the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference into this prospectus if, and to the extent, expressly provided therein. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this prospectus.
      Copies of the documents incorporated by reference may be obtained without charge from the Senior Vice President, General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1. Telephone: (604) 661-2600.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-9 with the SEC with respect to the Notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits that are a part of such registration statement. For further information about us and the Notes we are offering, you should review the entire registration statement, including the exhibits that were filed as part of the registration statement. The registration statement, including the exhibits, may be inspected, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from this office after payment at prescribed rates. You will also be able to obtain a free copy of the registration statement, including the exhibits, from the SEC’s website at www.sec.gov.
      We are subject to certain of the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, file reports and other information with the SEC. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. Our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facility maintained by the SEC at its location referred to above.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed above under “Documents Incorporated by Reference”; a form of the Underwriting Agreement; earnings coverage calculations as at and for the twelve months ended December 31, 2004 and June 30, 2005; consent of KPMG LLP; consent of McCarthy Tétrault LLP; powers of attorney; the Indenture; a form of the Fourth Supplemental Indenture; a form of our officers’ certificate in respect of the Notes; and Statement of Eligibility on Form T-1 of the Trustee for the Indenture.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.
     The information in this prospectus is currently only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct — nor do we imply those things by delivering this prospectus or selling securities to you.

$150,000,000
METHANEX CORPORATION
6.00% Senior Notes due 2015

PROSPECTUS

Joint Book-Running Managers
ABN AMRO INCORPORATED
BNP PARIBAS

CIBC WORLD MARKETS
RBC CAPITAL MARKETS
July 28, 2005